UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-29397

                                  CUSIP Number:

Check One:  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
            |_| Form NSAR

            For the period ended: August 31, 2006

            |_|   Transition Report on Form 10-K

            |_|   Transition Report on Form 20-F

            |_|   Transition Report on Form 11-K

            |_|   Transition Report on Form 10-Q

            |_|   Transition Report on Form NSAR

            For the transition period ended: Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: North Coast Partners, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 909 Logan Street, Suite 7J,
                                       Denver, Colorado 80203

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a) The reason described in reasonable detail in Part III of this
      |     form could not be eliminated without unreasonable effort or expense.
      |
      |     (b) The subject annual report, semi-annual report, transition report
      |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |     portion thereof, will be filed on or before the fifteenth calendar
      |     day following the prescribed due date; or the subject quarterly
      |     report or transition report on Form 10-Q or subject distribution
      |     report on Form 10-D, or portion thereof, will be filed on or before
      |     the fifth calendar day following the prescribed due date; and
      |
      |     (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Malone & Bailey, PC has been unable to complete their audit of the August 31, 2006 financial statements of North Coast Partners, Inc. (the "Company") by the required filing deadline and need additional time to do so. The Company expects that the audit of their financial statements will be completed and the Form 10-KSB for the fiscal year ended August 31, 2006 with all attachments will be filed within fifteen days after the filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      David Lubin, Esq.          516                887-8200
      --------------------------------------------------------------------------
          (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

      Yes |X| No |_|

      If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

      Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           NORTH COAST PARTNERS, INC.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2006

                                 By: /s/ Mel Venkateswaran
                                     ------------------------
                                     Name:  Mel Venkateswaran
                                     Title: Chief Executive Officer and Director


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)